Cisco Systems, Inc.
170 West Tasman Drive
San Jose, CA 95134-1706

Direct: 408 526 4000
FAX: 408 526 4100
www.cisco.com

February 27, 2014

Ms. Cecilia Blye

Chief, Office of Global Security Risk

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Cisco Systems, Inc. Form 10-K for the Fiscal Year Ended July 27, 2013 Filed September 10, 2013 File No. 0-18225

Dear Ms. Blye:

On behalf of Cisco Systems, Inc., a California corporation (the “Company” or “Cisco”), set forth below is the Company’s response to the comments of the Staff of the Securities and Exchange Commission (the “Staff”) as set forth in the Staff’s comment letter dated February 12, 2014.

For ease of reference, the headings and numbers of responses set forth below correspond to the headings and numbers in the Staff’s comments, and we have set forth below, in italics, the text of the Staff’s comments prior to the response.

General

1.	In your letter to us dated February 2, 2011, you discussed contacts with Syria and Sudan. We are aware of a 2013 news article reporting that you have done business in Syria under a special U.S. waiver, and a third party website that offers Cisco courses in Sudan. Your Form 10-K does not include disclosure about contacts with Syria or Sudan. Syria and Sudan are designated by the State Department as state sponsors of terrorism, and are subject to U.S. economic sanctions and export controls. Please describe to us the nature and extent of any past, current, and anticipated contacts with Syria and Sudan since your 2011 letter, whether through subsidiaries, affiliates, distributors, resellers or other direct or indirect arrangements. In this regard, we are aware of news articles reporting that Emircom is one of your partners, and that it has branches in Syria and Sudan. Your response should describe any products, equipment, components, technology or services you have provided to the referenced countries, directly or indirectly, and any agreements, commercial arrangements, or other contacts with the governments of those countries or entities controlled by those governments.

Cecilia Blye

Securities and Exchange Commission

February 27, 2014

Response:

The Company supplementally informs the Staff that the Company has no subsidiaries, offices, employees, assets or liabilities in Syria. The Company’s sales activity related to end users located in Syria is conducted by the Company’s office in Beirut, Lebanon, which includes approximately 20 employees, none of whom has full-time responsibilities related to Syria. Since March 2011, no Cisco employees have traveled to Syria for business purposes. Since February 2, 2011, the Company has made no direct sales to end users in Syria, and, as described below, made only a small number of indirect sales via resellers and distributors to end users in Syria. The Company’s operations and contacts relating to Syria are therefore extremely limited, and are not material in any respect, including with respect to its operating results, financial condition or prospects.

Other than incidental contacts with the government of Syria, there have been no other agreements or other commercial arrangements between the Company and the government of Syria or entities controlled by it. Minimal sales contacts described below were made with MTN Group in Syria, a telecommunication service provider regulated by the government of Syria. Neither the government of Syria nor entities controlled by it are intermediaries, nor do they receive financing from the Company in connection with its limited operations. The Company does not believe these limited contacts would be considered material by a reasonable investor. The Company does not currently anticipate any change in its operations in or contacts with Syria that the Company believes would be considered material by a reasonable investor.

The Company’s revenue from sales to customers in Syria was less than $2.4 million in each of fiscal years 2011, 2012, and 2013, and the first half of fiscal year 2014, which represents less than 0.005% of the Company’s aggregate revenue over such period. The products provided by the Company to customers in Syria are standard Cisco products and technical support services. All such sales were conducted only after review and express licensure by the United States Government.

The Company notes the Staff’s comment above regarding the September 2013 news release about Cisco business in Syria under a special U.S. waiver. All of the Company’s sales to end users located in Syria have been made pursuant to valid export licenses approved by the U.S. Department of Commerce Bureau of Industry and Security (“Bureau of Industry and Security”) rather than a special U.S. waiver. The Company is committed to maintaining strict compliance with all global export laws and regulations, including those overseen by the Bureau of Industry and Security and by the Office of Foreign Assets Control, Department of Treasury. Cisco transactions are screened for compliance with U.S. and international export regulations as further described in response to Comment 3 below. Proposed transactions involving parties in Syria are placed on compliance hold until a U.S. export license is granted.

Cecilia Blye

Securities and Exchange Commission

February 27, 2014

In addition, in our letter dated February 2, 2011, we noted that there were two schools in Syria that offered the Cisco Networking Academy curriculum. The Cisco Networking Academy Program is a comprehensive e-learning program that provides students with the Internet technology skills essential in a global economy. The Cisco Networking Academy Program is a non-commercial, non-revenue generating program that the Company offers as part of its corporate social responsibility efforts. Academies are generally located in educational institutions and other community-based organizations. One of these academies was run by the United Nations Relief and Works Agency for Palestine Refugees in the Near East. The other academy was located in Maamoun Private University for Science & Technology. As of May 2013, all courses have been completed, and there are no plans for any new offerings.

The Company supplementally informs the Staff that the Company has no subsidiaries, offices, employees, assets or liabilities in Sudan. There have been no agreements or other commercial arrangements between the Company and the government of Sudan or entities controlled by it. Neither the government of Sudan nor entities controlled by it are intermediaries, nor do they receive financing from the Company in connection with its limited operations. The Company does not currently anticipate any change in its operations in or contacts with Sudan that the Company believes would be considered material by a reasonable investor.

Since February 2, 2011, the Company has made several direct sales to various end users in Sudan. These end users were various United Nations programs. The revenue from sales by the Company to customers in Sudan was less than $3.3 million in each of fiscal years 2011, 2012 and 2013, and the first half of fiscal 2014, which represents less than 0.005% of the Company’s aggregate revenue over such period. The products provided by the Company to customers in Sudan are standard Cisco products and technical support services. All of the Company’s sales to end users located in Sudan were pursuant to valid export licenses approved by the Bureau of Industry and Security. Proposed transactions involving parties in Sudan are placed on compliance hold until a U.S. export license is granted. The Company’s operations and contacts relating to Sudan are therefore extremely limited, and are not material in any respect, including with respect to its operating results, financial condition or prospects.

The Company notes the Staff’s comment above alleging that a third party website offers Cisco courses in Sudan. The operator of this website is an appointed reseller of one of our learning partners (i.e., a company authorized to make Cisco training materials available to the public), and we have notified the learning partner of the allegation that the third party website may be offering Cisco courses in Sudan in violation of the U.S. export laws. After review, the learning partner has confirmed to us that the third party website has never offered courses in Sudan and that its website platform contains technological safeguards against access from embargoed countries. It is our understanding from the learning partner that the webpage showing Cisco courses in Sudan may be the result of the website’s search functionality which is being addressed by the appointed reseller who operates the website.

Cecilia Blye

Securities and Exchange Commission

February 27, 2014

The Company also notes the Staff’s comment above regarding a news release reporting that Emircom is a Cisco partner and that it has branches in Syria and Sudan. The Company has made sales to Emircom. Since February 2, 2011 there have been no sales to Emircom for end use in Syria or Sudan, and there is no current intent to make any sales to Emircom for end use in Syria or Sudan. The Company is committed to maintaining strict compliance with all global export laws and regulations, and if in the future the Company provides product, technology or solutions to Emircom for end use in Syria or Sudan, the Company would screen any such proposed transaction for compliance with export regulations as described in more detail below, and only provide any products, technologies or solutions for end use in such countries under applicable, valid export licenses.

2.	Please discuss the materiality of any contacts with Syria and Sudan described in response to the foregoing comment, and whether those contacts constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any associated revenues, assets, and liabilities for the last three fiscal years and the subsequent interim period. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company’s reputation and share value. As you know, various state and municipal governments, universities, and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism. Your materiality analysis should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Syria and Sudan.

Response:

As described in the Company’s response to Comment 1 above, the Company’s operations and contacts relating to Sudan and Syria are extremely limited. Additionally, the Company has not had any assets or liabilities in Syria or Sudan for the last three fiscal years and the first half of fiscal year 2014. For an assessment of both qualitative and quantitative factors, the Company respectfully submits that it believes its extremely limited operations and contacts relating to these countries are not material. The Company further believes that neither those operations and contacts nor any potential associated reputational risk constitute a material investment risk to its security holders, and that these activities do not have a material impact on its reputation or share value. In reaching these conclusions, the Company is cognizant of the fact that certain state and municipal governments, universities, and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism.

Cecilia Blye

Securities and Exchange Commission

February 27, 2014

The Company believes that in view of the nature of its extremely limited contacts with Syria, and Sudan (which were limited to charitable and humanitarian engagements sponsored by the United Nations), there is no material, associated reputational risk. The products provided by the Company to customers in Syria and Sudan are standard Cisco products that the Company believes help to drive the global expansion of information availability and individual expression. The Company believes that its sales to customers in Syria and Sudan not only comply with the letter but are in the spirit of the policy expressed by the export regulations cited above. Additionally, the Company’s website includes a web page that notes that while Cisco Products generally may not be exported to sanctioned or embargoed countries, a government export license may be available.1

Based on the foregoing, the Company does not believe that its activities relating to Syria and Sudan constitute a material investment risk to its security holders. Similarly, the Company does not believe that these activities have had or will have a material impact on its reputation or share value. Therefore, the Company does not believe that a reasonable investor would deem additional information about its activities relating to Syria and Sudan important in making an investment decision.

In reaching the conclusions stated above, the Company also considered several factors, including the following:

•	Public Availability of Information. Information about the possibility of exporting Cisco Products to Syria and Sudan appears on the Company’s publicly available website. Therefore, there is publicly available information about the Company’s operations and contacts relating to these countries. The Company believes that this information has not resulted in any adverse investor sentiment.

•	Investor Sentiment. The Company is committed to listening to its investors and endeavors to be attentive to investor sentiment regarding the Company and its reputation and image. The Company is aware of very limited investor questions regarding its operations and contacts related to sanctioned or embargoed countries, but it is not aware of any negative impact on its share value or reputation that has resulted from its limited operations and contacts related to Syria and Sudan.

•	Nature of Operations and Contacts. The products provided by the Company to customers in Syria and Sudan are standard Cisco products that the Company believes help create participatory architectures, drive the global expansion of information availability and promote individual expression.

[1]	http://www.cisco.com/wwl/export/compliance_provision.html

Cecilia Blye

Securities and Exchange Commission

February 27, 2014

•	Legal Compliance. The Company has a robust, worldwide export compliance program. All sales by the Company to end users in Syria and Sudan have been pursuant to valid export licenses granted by the Bureau of Industry and Security. Further, the Company believes that its sales to customers for end use in Syria and Sudan not only comply with the letter but are in the spirit of the policy expressed by these export regulations. The Company also respectfully submits that the diversion of a company’s products by third parties without proper export control authorization, without any involvement of that company, is at most tangentially relevant in analyzing the materiality of that company’s contacts and operations relating to a country. Further, the Company believes that if an investor were to include the impact of possible export compliance violations by third parties in its investment analysis, the Company’s robust export compliance program and the appropriate action the Company takes if it becomes aware of such unauthorized activities would be viewed as positive factors.

•	Quantitative Immateriality. The Company recognized insignificant amounts of revenue from sales to customers in Syria and Sudan, representing less than 0.005% and 0.005%, respectively, of the Company’s aggregate revenue for the period from fiscal 2011 through fiscal 2013. There has been no revenue from sales to customers in Syria and Sudan for the first half of fiscal 2014.

The Company supplementally advises the Staff that it will continue to assess whether the investor sentiment that may be embodied by such legislation and guidelines may have any material impact on the Company, its reputation and shareholders.

3.	We note from your website that some of your products and technology are controlled and on the Commerce Department’s Commerce Control List. Please discuss whether any of the products, technology, components, equipment or services you provide to Syria or Sudan, directly or indirectly, are dual use items or otherwise have military applications.

Response:

Certain of the products, technology, components, equipment and services provided to end users in Syria and Sudan are classified as dual-use products that are subject to the Export Administration Regulations. All such dual-use products are included in the U.S. Department of Commerce’s Commerce Control List under Category 5 (Part 1) – Telecommunications and Category 5 (Part 2) – Information Security of the Export Administration Regulations. As described in the response to Comments 1 and 2 above, all of the Company’s sales to end users located in Syria and Sudan, including any dual-use products, have been pursuant to valid export licenses granted by the Bureau of Industry and Security.

Cecilia Blye

Securities and Exchange Commission

February 27, 2014

The Company is committed to maintaining strict compliance with all global export laws and regulations, and has allocated significant resources to develop, implement and maintain a robust export compliance program through which sales transactions are screened. The Company’s export management system provides a system of safeguards specific to the Company’s commercial and dual-use business to ensure compliance with the applicable global export controls laws and regulations. Commodity jurisdiction determinations, product classification, customer transaction screening, and deemed export screening are among the focal points of the Company’s export compliance program. In the event that the Company determined after investigation that resellers of Cisco products have sold products to sanctioned or embargoed end users without proper export control authorization, or on the basis of false documentation provided to the Company, the Company would take all appropriate action, up to and including the termination of the reseller engaged in such activity, and reporting its findings, as appropriate, to the proper U.S. Government authorities. The Company’s Global Export Trade Department oversees and enforces the Company’s export compliance program through the employment of manual procedures and automated systems to ensure the legitimacy of transactions. The safeguards include, but are not limited to, written policies and procedures, dedicated personnel, automated screening, training and outreach, audits, and recordkeeping. Further, Company policy requires that Company employees, vendors and contractors comply with applicable laws and regulations that govern export and transfer of commodities, technology and services and defines the responsibilities and establishes the authority required to promote the Company’s compliance.

Like other responsible exporters, the Company has in the past made appropriate reports to the Office of Export Enforcement of the Bureau of Industry and Security whenever, anywhere in the world, the Company has determined after investigation that possible violations of U.S. export regulations have occurred. The Company has also terminated resellers in the past for such activities. The Company intends to continue its emphasis on export compliance, and to take similar and appropriate steps with respect to any possible violations that may come to its attention in the future.

The Company’s export compliance program is conducted on a worldwide basis. The occurrences of possible unauthorized sales by third parties of which the Company has learned in the past are unrelated to the Company’s minimal operations and contacts relating to Syria or Sudan. Diversion of products to unauthorized destinations or end users can occur from anywhere in the world, including from the United States, and if such activities come to the attention of the Company, they are reported to the Office of Export Enforcement in accordance with export laws and regulations. All resales to end users located in Syria or Sudan that were authorized by the Company or with the knowledge of the Company have been made pursuant to valid export licenses. In no case has the Company had any expectation or knowledge that any product would be provided to any end user located in Syria or Sudan without a valid export license.

Cecilia Blye

Securities and Exchange Commission

February 27, 2014

The Company again acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions or comments concerning this response to your comment letter, please contact Prat S. Bhatt, Senior Vice President, Corporate Controller and Principal Accounting Officer, at (408) 526-7815, or Daniel J. Winnike of Fenwick & West LLP, our outside legal counsel, at (650) 335-7657.

Sincerely,

/s/ Frank A. Calderoni

Frank A. Calderoni Executive Vice President and Chief Financial Officer

cc:	Jennifer Hardy, Securities and Exchange Commission
Barbara C. Jacobs, Securities and Exchange Commission
John T. Chambers, Cisco Systems, Inc.
Mark Chandler, Cisco Systems, Inc.
Prat S. Bhatt, Cisco Systems, Inc.
Daniel J. Winnike, Fenwick & West LLP
Kris Muller, PricewaterhouseCoopers LLP